Exhibit 3.2

Amendment to the By-Laws of The Boeing Company as adopted on August 28, 2007

Article II, Section 1 of the By-Laws is amended to read in its entirety as follows:

“SECTION 1. Number and Term of Office.

The number of directors shall be twelve, but the number may be increased, or decreased to not less than three, from time to time, either by the directors by adoption of a resolution to such effect or by the stockholders by amendment of the By Laws in accordance with Article VIII hereof. Until the annual meeting of stockholders of the Corporation to be held in 2006, the directors shall be divided into three classes, each of which shall be composed as nearly as possible of one third of the directors. Until the annual meeting of stockholders to be held in 2006, each director shall serve for the term to which the director was elected, and until a successor shall have been elected and qualified or until the director’s prior death, resignation, or removal. The terms of all directors in office immediately prior to the opening of the polls for the 2006 annual meeting of stockholders of the Corporation shall expire at the time of the opening of the polls for the 2006 annual meeting of stockholders of the Corporation. At each succeeding annual meeting of stockholders of the Corporation, each director shall be elected to hold office until the next annual meeting of stockholders or until his or her successor shall be elected and qualified or until his or her earlier resignation or removal.”